UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 15, 2019

Eldorado Resorts, Inc.

(Exact Name of registrant as specified in its charter)

Nevada	001-36629	46-3657681
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 West Liberty Street, Suite 1150 Reno, Nevada		89501
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (775) 328-0100

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.00001 par value	ERI	NASDAQ Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On August 15, 2019, Eldorado Resorts, Inc. (the “Company”) entered into Amendment No. 1 (the “Amendment”) to the Agreement and Plan of Merger (the “Agreement”), dated as of June 24, 2019, by and among the Company, Caesars Entertainment Corporation (“Caesars”) and Colt Merger Sub, Inc. (collectively with the Company and Caesars, the “Parties”).

Pursuant to the Amendment, the Parties agreed to modify the definition of “Aggregate Cash Amount” in Section 3.1(c)(iv)(A) of the Agreement to reflect the commercial intent of the Parties.

The foregoing does not purport to be a complete description of the terms and conditions of the Amendment and is qualified in its entirety by reference to the Amendment, a copy of which is filed as Exhibit 2.1 and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Amendment No. 1 to Agreement and Plan of Merger

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2019	ELDORADO RESORTS, INC.

	By:	/s/ Thomas R. Reeg
	Name:	Thomas R. Reeg
	Title:	Chief Executive Officer

Exhibit 2.1

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER, dated as of August 15, 2019 (this “Amendment”), is entered into by and among Caesars Entertainment Corporation, a Delaware corporation (the “Company”), Eldorado Resorts, Inc., a Nevada corporation (“Parent”), and Colt Merger Sub, Inc., a Delaware corporation and a directly wholly owned Subsidiary of Parent (“Merger Sub” and, collectively with the Company and Parent, the “Parties”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement, dated as of June 24, 2019 (the “Merger Agreement”), by and among the Parties.

RECITALS

WHEREAS, pursuant to Section 8.11 of the Merger Agreement, prior to the Effective Date, any provision of the Merger Agreement may be amended if such amendment is in writing and signed by a duly authorized representative of each of the Parties; and

WHEREAS, the Parties desire to amend the Merger Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Amendment, and intending to be legally bound hereby, the Parties hereby agree as follows:

AGREEMENT

1.    Amendment to Section 3.1(c)(iv)(A). The definition of “Aggregate Cash Amount” in Section 3.1(c)(iv)(A) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“‘Aggregate Cash Amount’ means the product of (1) the Aggregate Company Share Amount and (2) the sum of (x) $8.40 plus (y) if the condition set forth in Section 6.1(e) remains unsatisfied on March 25, 2020, an amount equal to $0.003333 (the “Ticking Fee”) multiplied by the number of days during the period beginning on March 25, 2020 and ending on the Closing Date; provided, however, that the Ticking Fee shall not apply during any day in which the condition set forth in Section 6.1(e)(i) shall have been satisfied and the condition set forth in Section 6.3(e) remains unsatisfied.”

2.    No Other Modification. The Parties acknowledge and agree that the Merger Agreement is being amended only as stated herein, and no other amendments to the Merger Agreement, express or implied, are, or have been intended to be, made by the undersigned, and, except as expressly provided herein, the Merger Agreement shall remain in full force and effect in accordance with its terms and conditions.

3.    Miscellaneous. The provisions of Article VIII of the Merger Agreement are incorporated herein by reference and shall apply to this Amendment as if set forth in full herein.

[SIGNATURE PAGE FOLLOWS]

2

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as of the date first above written.

CAESARS ENTERTAINMENT CORPORATION

By:	/s/ Eric Hession
Name:	Eric Hession
Title:	CFO

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

ELDORADO RESORTS, INC.

By:	/s/ Thomas R. Reeg
Name:	Thomas R. Reeg
Title:	CEO

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

COLT MERGER SUB, INC.

By:	/s/ Thomas R. Reeg
Name:	Thomas R. Reeg
Title:	CEO

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]